=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated December 4, 2001

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(degree) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      ----

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No   X
             ----                              -----


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

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2001


                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By: /s/ Luis Felipe P. Dutra Leite
                                        ------------------------------------
                                        Name:  Luis Felipe P. Dutra Leite
                                        Title: Chief Financial Officer and
                                               Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

          AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

          o    the declaration or payment of dividends;

          o    the direction of future operations;

          o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

          o the implementation of AmBev's financing strategy and capital expenditure plans;

          o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

          o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

          Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

          Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

          Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

          o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

          o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

          o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                 EXHIBIT INDEX

Exhibit    Description of Exhibit                                    Page

1.         Minutes of the Extraordinary Shareholders' Meeting
           of Companhia de Bebidas das Americas-AmBev
           held on November 1, 2001                                    1

                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                             NIRE: 35.300.157.770
         Corporate Taxpayer Registration CNPJ/MF: 02.808.708/0001-07
                              Public-Held Company


Minutes of the Extraordinary Shareholders' Meeting of Companhia de Bebidas das Americas - AMBEV ("Company"), held on November 1, 2001, drawn up in the summary form.

1. DATE, TIME AND VENUE: On November 1, 2001, at 10:00 am, at Hotel Transamerica, on Avenida Nacoes Unidas, 18.591, at Room Sao Paulo 1, City and State of Sao Paulo, based on the fact that the Meeting could not be held at the Company's headquarters

2. SUMMONS: Notice published in the newspaper "Diario Oficial do Estado Sao Paulo" on October 10, 2001, page 15, October 11, 2001, page 5, and October 12, 2001, page 13, and on newspaper "Gazeta Mercantil", on October 10, 2001, page A-7, October 11, 2001, page A-11, and October 15, page A-8.

3. PRESENCES: Shareholders representing over 76,4541% of the voting capital of the Company, as registered in the "Shareholder Attendance Book". Also were present the Co-Chairman of the Company's Board of Directors, Mr. Victorio Carlos de Marchi, the representative of the specialist company "Apsis Consultoria Empresarial S/C Ltda.", Mrs. Ana Cristina Franca de Souza; the representative of the specialist company "Merrill Lynch, Pierce, Fenner & Smith Inc.", Miss Luciana Hall, and from the Fiscal Council, Mr. Ricardo Scalzo, according to the Law.

4. BOARD: Chairman, Mr. Victorio Carlos De Marchi, and Secretary, Mr. Eduardo Muzzi and Mr. Alexandre Couto Silva.

5. RESOLUTIONS: Shareholders representing over 2/3 (two thirds) of the voting Capital of the Company attending the Meeting, have resolved the following:

     (i) To authorize to draw up the minutes referring to this Extraordinary Shareholders' Meeting in summary, as well as its publishing omitting the signatures of the shareholders present, in the terms do article 130 and its paragraph, of the Law # 6,404/76;

     (ii) To approve, after examined and discussed, the Merger Protocol and Warrant by the Company of its controlled subsidiary Industria de Bebidas Antarctica do Norte-Nordeste S/A ("IBA Nordeste"), with principals offices at Rua Joao Ursulo, 1620, City of Camacari, State of Bahia, registered under Corporate Taxpayer Registration number 15.182.652/0001-61, which is now attached herewith making as part of these minutes, signed by the Board ("Protocol and Warrant");

     (iii) To approve the nomination and ratify the hiring of, as previously done by the Management of the Company, the specialist company "Apsis Consultoria Empresarial S/C Ltda.", with principals offices at Av. Rio Branco, 125, 8th floor, City and State of Rio de Janeiro, registered under Corporate Taxpayer Registration number 27.281.922/0001-70 ("Apsis"), which carried out the accounting evaluation of the net worth of IBA Nordeste, which was represented in the Meeting by Mrs. Ana Cristina Franca de Souza, that was present to clarify any eventual doubts from the shareholders as to the report prepared;

     (iv) To approve, after examined and discussed, without any qualification, the accounting evaluation report of the net worth of IBA Nordeste, previously elaborated by the company indicated above, which is now attached herewith, making a part of these minutes, signed by the Board, which states as the full global amount of the net worth of IBA Nordeste, as to the book value, on August 31, 2001, of R$ 298,265,343.37 (two hundred ninety eight million, two hundred sixty five thousand, three hundred forty three and thirty seven cents), discounted the participation of the Company in the capital of IBA Nordeste;

     (v) To approve and ratify the hiring of, as previously done by the Management of the Company, the specialist company Apsis, qualified in item "iii" above, which carried out the evaluation of the net worth of the Company and of IBA Nordeste, according to the same criteria and on the same base date, at market prices, in the terms of article 264, of the Law 6.404/76, whose evaluation report, previously elaborated, indicated the values of the net worth of the Company and those of IBA Nordeste to be, at market prices, on the base date of August 31, 2001, respectively, R$ 4,068,500,059.33 (four billion, sixty eight million, five hundred thousand and fifty nine reais and thirty three cents) and of R$ 868.528.221,84 (eight hundred sixty eight million, five hundred twenty eight thousand, two hundred and twenty one reais, and eight four cents). Therefore, the theoretical exchange ratio of the shares, fulfilling the referred article 264, is 4,700,603,144 shares issued by the Company for every block of 1.000 (one thousand) shares held by issue by IBA Nordeste, regardless of kind of class;

     (vi) To approve and ratify the hiring of, as previously done by the Management of the Company, of the specialist company Apsis, qualified in item "iii" above, which carried out the evaluation of the market value of the Company's shares, so as to determine the exchange ratio of IBA Nordeste shares for the Company's shares, whose evaluation report, previously elaborated, indicated the market value of the Company to be R$ 19.699.567.856,40 (nineteen billion, six hundred ninety nine million, five hundred sixty seven thousand, eight hundred and fifty six reais, and forty cents), being R$ 502,34536 per block of 1,000 (one thousand) shares, regardless of kind:

     (vii) To approve and ratify the hiring of, as previously done by the Management of the Company, of the specialist company "Merrill Lynch, Pierce, Fenner & Smith Inc.", represented in Brazil by Mr. Richard Rainer, registered under Individual Taxpayer Registration number 165.017.198-60, with principal offices at Av. Paulista, 37, 3rd floor, City and State of Sao Paulo ("Merrill Lynch"), which carried out the economic evaluation of IBA Nordeste shares, so as to determine the exchange ratio of IBA Nordeste shares for the Company's shares, whose evaluation report, previously elaborated, indicated the economic value of IBA Nordeste to be R$ 758,878,156.07 (seven hundred fifty eight million, eight hundred seventy eight thousand, one hundred and fifty six reais, and seven cents), being R$ 426,11 (four hundred, twenty six reais and eleven cents) per block of 1,000 (one thousand) shares, regardless of kind of class;

     (viii) To approve the merger of IBA Nordeste into the Company, in the terms and conditions established in the Protocol and Warrant approved in item "ii" above, assuming this Company all assets, rights and obligations of IBA Nordeste related or mentioned in the respective accounting evaluation report, referred to in item "iv" above, fulfilling legal requirements relating to tax incentives, with the full termination of IBA Nordeste's rights;

     (ix) Once approved the merger in the terms of item "viii" above, increase the Company paid-in Capital of R$ 298,265,343.37 (two hundred ninety eight million, two hundred sixty five thousand, three hundred and forty three reais, and thirty seven cents), from R$ 2,646,022,885.97 (two billion, six hundred forty six million, twenty two thousand, eight hundred and eighty five reais, and ninety seven cents) to R$ 2,944,288,229.34 (two billion, nine hundred forty four million, two hundred eighty eight thousand, two hundred and twenty nine reais, and thirty four cents), being such increase subscribed and paid by IBA Nordeste, after transferring their net worth, at the book value, to the Company, discounted the participation held by the Company in IBA Nordeste's capital, resulting in the issuance of 526,210,199 (five hundred twenty six million, two hundred and tem thousand, one hundred and ninety nine) shares, being 96,712,635 (ninety six million, seven hundred and twelve thousand, six hundred and thirty five) ordinary shares and 429,497,564 (four hundred twenty nine million, four hundred and ninety seven thousand, five hundred and sixty four) same preferred class shares of the Company, all of them without par value, in the issue price of R$
     566.817869 per block of 1,000 (one thousand) shares, regardless of kind, to be attributed to IBA Nordeste shareholders, substituting, in the same kind and regardless of class, the shares held by the IBA Nordeste's shareholders, now cancelled, taking into account the exchange ratio of
     848.241138 shares of the Company's issue for every block of 1,000 (one thousand) shares from the issue of IBA Nordeste's held shares, as established in the Protocol and Warrant previously approved, being the issued shares fully integrating the current results, differed the new bylaws' wording to the other resolutions;

     (x) Still relating to the deliberated merger, approve the trading in the stock market of any fractions of those shares that could not be attributed to the shareholders of IBA Nordeste as described in the previous item, after the end of the 30 (thirty) day period from the filing of this Minutes, applying similarly to article 169, ss. 3(0), of the Law 6.404/76;

     (xi) As a result of the incorporation of IBA Nordeste by the Company, in the terms of the referred Protocol and Warrant, approve the cancellation of shares of IBA Nordeste belonging to the Company, based on article 226, ss. 1(0), of the Law 6.404/76;

     (xii) To authorize the Company Management to take all measures necessary for the implementation and conclusion of the approved merger;

     (xiii) To increase the authorized capital of the Company from 30,000,000,000 (thirty billion) shares to 45,000,000,000 (forty five billion) shared, once the new bylaws' wording is deferred as a result of the other resolutions;

     (xiv) To change the form of representation of the Company, determining that all documents that imply commercial, bank, financial or equity responsibility o the Company, in the terms of article 31 of its By-Law, will require the signature of two senior Management members to become valid and enforceable, deferred the new bylaws' wording as a result of the other resolutions;

     (xv) In view of the resolutions above, change the following articles: 5th, caput; 10, caput; e 31, caput, of the Company's By-Laws, which will have the following wording, keeping unchanged the wording in their respective paragraphs:

          "5th Article - The paid-in Capital is R$ 2,944,288,229.34 (two billion, nine hundred forty four million, two hundred eighty eight thousand, two hundred and twenty nine reais, and thirty fur cents), divided into 39,741,398,444 (thirty nine billion, seven hundred forty one million, three hundred ninety eight thousand, four hundred and forty four) shares, being 23,668,349,614 (twenty three billion, six hundred sixty eight million, three hundred forty nine thousand, six hundred and fourteen) preferred shares and 16,073,048,830 (sixteen billion, seventy three million, forty eight thousand, eight hundred and thirty ) ordinary shares, without par value."

          "Article 10 - The Company is authorized to increase its capital up to the limit of 45,000,000,000 (forty five billion) shares, regardless of bylaw reform, via deliberation of the Board of Directors, that will deliberate over the integralization conditions, the characteristics of the shares to be issued and the price of the issue, as well as establish if the increase will be made through public or private subscription."

          "Article 31 - The Documents that have commercial, bank, financial or equity responsibility for the Company, such as contracts in general, promissory notes, exchange contracts, conceptions of warrants, credit contracts, acts performed by chains, and any other acts that carry responsibility to the Company, or cancel third party obligations, as well as to the own Company, will require the signature of two Executive Management members to be valid."


6. APPROVAL AND CLOSING: Having no further business, these minutes were draw up, and later read, approved and signed by the members of the Board and by the shareholders representing the required majority for the deliberations carried out in this Meeting.


                          Sao Paulo, November 1, 2001.

                         _______________________________
                            Victorio Carlos De Marchi
                                    Chairman

                         _______________________________
                                  Eduardo Muzzi
                                    Secretary

                         _______________________________
                              Alexandre Couto Silva
                                    Secretary

[CONTINUATION OF THE SIGNATURES OF THE MINUTE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV HELD ON NOVEMBER 1, 2001]


              ____________________________________________________
               Empresa de Administracao e Participacoes S/A - ECAP
                Represented by Tatiana Buzalaf de Andrade e Silva
                                   Shareholder

                    ________________________________________
                       Fundacao Antonio e Helena Zerrenner
                      Instituicao Nacional de Beneficencia
                 Represented by Jose de Maio Pereira da Silva e
                          Jose Heitor Attilio Gracioso
                                   Shareholder


                        ________________________________
                                    Braco S/A
                Represented by Tatiana Buzalaf de Andrade e Silva
                                   Shareholder


                        ________________________________
            Caixa de Previdencia dos Funcionarios do Banco do Brasil
                           Represented by Lauro Guzzon
                                   Shareholder


                        ________________________________
                          State Street Emerging Markets
                           SSGA Emerging Markets Fund
                 Brazil MSCI Emerging Markets Index Common Trust
                           Daily Emerging Markets Fund
                       Daily Activy Emerging Markets Fund
                     The California State Teachers Ret Syst
                      Represented by Daniel Alves Ferreira
                                   Shareholder

[CONTINUATION OF THE SIGNATURES OF THE MINUTE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV HELD ON NOVEMBER 1, 2001]




                       __________________________________
                            BBA Icatu Cart Adm In FIA
                             BBA Icatu Aquarius FIA
                     Amazonas Fundo de Investimento em Acoes
                  Previd Exxon Sociedade de Previdencia Privada
                   Fund Ass e Prev da Ext Rural do RGS-FAPERS
                                Icatu Seguros S/A
                         Icatu Hartford Fundo de Pensao
                        BBA Capital Icatu California FIF
                          Premium Institucional IBX FIA
                             FMIA CL BBA Cap Gemini
                              BBA Icatu Taurus FIA
                            BBA Icatu IBX Private FIA
                         BBA Icatu Ibovespa Private FIA
                         BBA Icatu IBX Institucional FIA
                            BBA Icatu Investprev FIA
                      BBA Icatu Ibovespa Institucional FIA
                               BBA Icatu FESC FIA
                          BBA Icatu Index Ibovespa FIA
                      Represented by Marcio Ferro Catapani


                      ____________________________________
                     Instituto AmBev de Previdencia Privada
                      Represented by Alexandre Couto Silva
                                   Shareholder

                      ____________________________________
                             Magim Rodriguez Junior
                      Represented by Alexandre Couto Silva
                                   Shareholder


                      ____________________________________
                             Marcel Herrmann Telles
                      Represented by Alexandre Couto Silva
                                   Shareholder



                      ____________________________________
                            Victorio Carlos De Marchi
                                   Shareholder

[CONTINUATION OF THE SIGNATURES OF THE MINUTE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV HELD ON NOVEMBER 1, 2001]


                        ________________________________
                          Jose Heitor Attilio Gracioso
                                   Shareholder


                        ________________________________
                          Jose de Maio Pereira da Silva
                                   Shareholder


                        ________________________________
                             Roberto Herbster Gusmao
                                   Shareholder


                        ________________________________
                                 Ary Waddington
                                   Shareholder


                        ________________________________
                           Carlos Jose da Silva Lopes
                                   Shareholder


                        ________________________________
                              Alexandre Couto Silva
                                   Shareholder


                        ________________________________
                            Victorio Carlos De Marchi
                     Co- Chairman of the Board of Directors


                         ______________________________
                                 Ricardo Scalzo
                         Member of the Fiscal Committee


                     ______________________________________
                          Ana Cristina Franca de Souza

[CONTINUATION OF THE SIGNATURES OF THE MINUTE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV HELD ON NOVEMBER 1, 2001]


                ________________________________________________
              Apsis Consultoria Empresarial S/C Ltda.Representative


                ________________________________________________
                                  Luciana Hall
            Merrill Lynch, Pierce, Fenner & Smith Inc. Representative


                ________________________________________________
                           Francisco Antonio La Torre

                                   Shareholder